April 19, 2011

VIA EDGAR SUBMISSION

David R. Humphrey

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop

100 F Street, NE

Washington, DC 20549-3561

Re:	General Motors Company

Form 10-K for the fiscal year ended December 31, 2010

Filed March 1, 2011

File No. 001-34960

Dear Mr. Humphrey:

General Motors Company (General Motors or the Company) respectfully submits the following responses to the comment letter dated April 7, 2011 that we received from the Staff of the United States Securities and Exchange Commission (the Staff) regarding our Annual Report on Form 10-K for the year ended December 31, 2010 (the Form 10-K).

Our responses below correspond to the captions and numbers of the Staff’s comments (which are reproduced below in bold).

For your convenience, we are providing you with the relevant new disclosures highlighted for your ease of review. We respectfully submit to the Staff for its consideration that the proposed disclosures be provided in our future filings.

Comment:

Form 10-K for the Year Ended December 31, 2010

Raw Materials, Services and Supplies, page 12

1.	We note that “in some instances, [you] purchase systems, components, parts and supplies from a single source and may be at increased risk for supply disruptions.” In future filings, please include a chart identifying the items or categories of items and the single source supplier for each or tell us why this disclosure would not be material to investors.

David R. Humphrey

April 19, 2011

Response:

The Company notes the Staff’s comment and in future filings will provide additional disclosure with respect to single source suppliers to the extent material. The Company respectfully advises the Staff that the Company has very few parts, components or systems provided by single source suppliers, for which a disruption in supply would adversely affect the Company’s overall production schedule. The Company respectfully submits to the Staff that it does not believe identifying those particular parts, components or systems would provide useful information to investors, but will identify instances of the use of key single source suppliers, which would have a material adverse affect on our business if their supply chain was disrupted in our 2011 Form 10-K, if we have any at that time.

However, as part of the sourcing process, our automotive component procurement operations develop a detailed and comprehensive sourcing strategy for each individual part which includes an evaluation of the risk profile of each sourcing decision. For individual parts where the risk is the greatest, we will pursue multiple-tooling, multiple-location, multiple-supplier, and/or other strategies to mitigate our risk of supply disruptions.

Additionally, in the majority of cases, we have the contractual right and technical capability to move our parts to alternate suppliers to minimize supply disruptions. In cases where the Company owns the tooling at a specific supplier, it can move production to other locations or suppliers relatively quickly. The Company’s global supply base gives it significant flexibility to avoid and manage supply disruptions. In addition, we propose to include the following risk factor discussing risks associated with purchasing systems, components, parts and supplies from a single source and the possibility of an increased risk for supply disruptions to our Quarterly Report on Form 10-Q for the three months ended March 31, 2011 and will include similar risk factor disclosure in future filings that contain risk factors:

Our automotive manufacturing operations are dependent upon the continued ability of our suppliers to provide us with systems, components, and parts and any disruption in our suppliers’ operations could disrupt our production schedule and materially adversely affect our business.

Our automotive manufacturing operations are dependent upon the continued ability of our suppliers to deliver the systems, components, and parts we need to manufacture our products. Our use of “just-in-time” manufacturing processes results in our having minimal inventories of the systems, components, and parts we need to conduct our automotive manufacturing operations. As a result, our ability to maintain production is dependent upon the continued ability of our suppliers to deliver sufficient quantities of systems, components, and parts at such times as allow us to meet our production schedules. A disruption in any of our suppliers’ operations, even if for a relatively short period of time, could cause us to alter our production schedules or suspend production entirely. For example, in March 2011 we suspended production at our Shreveport, Louisiana assembly facility due to a parts shortage resulting from the earthquake off the coast of Japan. In some instances, we purchase systems, components, parts and supplies from a single source and may be at an increased risk for supply disruptions. Where we experience supply disruptions, we may not be able to develop alternate sourcing quickly. Any disruption of our production schedule caused by an unexpected shortage of systems, components, or parts could adversely affect our financial results.

David R. Humphrey

April 19, 2011

Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 50

Reduce breakeven levels through improved revenue realization and a competitive cost structure, page 53

2.	We note you disclose that GMNA would have achieved breakeven at a wholesale volume of approximately 2.3 million vehicles, consistent with an annual U.S. industry sales volume of approximately 9.5 to 10.0 million vehicles. Please provide us with substantiation for this disclosure. Your response should address the factors and/or trends that caused the breakeven U.S. industry volume to change from 10.5 to 11.0 million vehicles, as disclosed in your recent Form S-l, to 9.5 to 10.0 million vehicles as disclosed here. If this change was the result of known trends, please revise your disclosure to include a discussion of such trends.

Response:

As noted in the Form S-1, the breakeven calculation was based on our market share, earnings before interest and taxes (EBIT), etc. for the three months ended September 30, 2010. Using the data from these three months, the Company performed an extrapolation to determine an implied annual U.S. industry sales of approximately 10.5 to 11.0 million vehicles. This method was used because the Company had not experienced a normal twelve month period that fully reflected the improved cost structure and the normal seasonal variations that occur over that time period. The 2010 calendar year reflected a twelve month period under the new cost structure and the Company believes that the difference in breakeven volume is due to normalization rather than any underlying trend. In the Form 10-K, the Company based the disclosure on actual results from the twelve months ended December 31, 2010 as follows:

GMNA EBIT	$5.7	billion

2010 GMNA wholesale volume	2,917,000	vehicles
Reduction in GMNA volume that reduces EBIT to $0 (a)	(667,000)	vehicles

2010 GMNA breakeven volume Less: Canada & Mexico volume	2,250,000 (426,000)	vehicles vehicles

2010 U.S. breakeven volume	1,824,000	vehicles

2010 U.S. Industry Volume	11.8	million vehicles
2010 U.S. Industry Volume that would reduce EBIT to $0 (b)	9.7	million vehicles

David R. Humphrey

April 19, 2011

(a)	Utilizing GMNA variable profit per vehicle of approximately $8,500.
(b)	Utilizing U.S. breakeven volume and U.S. market share of 18.8%.

Comment:

3.	Based on GMNA’s market share of 18.2% for the year ended December 31, 2010, it is unclear how a wholesale volume of approximately 2.3 million vehicles would be consistent with an annual U.S. industry sales volume of approximately 9.5 to 10.0 million vehicles. Please explain.

Response:

GMNA’s market share of 18.2% and wholesale volume of 2.3 million units include the U.S., Canada and Mexico. The breakeven sensitivity in the Form 10-K was calculated in terms of U.S. industry volume and utilized actual 2010 U.S. market share of 18.8%. The U.S. portion of the 2.3 million wholesale volume is 1.8 million vehicles. The 1.8 million vehicles is consistent with 18.8% of industry sales volume of approximately 9.5 to 10.0 million vehicles.

Automotive Cost Of Sales

Comment:

4.	We note your discussion of components of cost of sales on page 68. This discussion does not appear to indicate the relative significance of each component. In order to provide greater insight into the current composition and potential variability of cost of sales, please consider including a table quantifying the material components of cost of sales, and changes therein, with corresponding discussion. In the alternative, please revise your disclosure on page 68 to indicate the relative significance of each component.

Response:

As previously discussed with the Staff, and communicated in the response to the comment letter dated October 1, 2010, the Company believes that when comparable periods are presented, a period over period analysis of Automotive cost of sales would provide additional information to help potential investors view the Company’s business through the eyes of management. The Company provided such information in the first comparable reporting period subsequent to the 363 Sale, which was the three months ended September 30, 2010 and proposes to continue to provide such disclosure in future filings containing comparable periods that can be analyzed in a similar manner in Management’s Discussion and Analysis, commencing with the Quarterly Report on Form 10-Q for the three months ended March 31, 2011.

The Company respectfully advises the Staff that when management analyzes Automotive cost of sales, the primary focus is the effect of changes in vehicle volume and mix on

David R. Humphrey

April 19, 2011

Automotive cost of sales as well as other factors such as pension curtailments, restructuring actions, and the effect of changes in foreign currency exchange rates. Refer to the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2010 (see page 103 thereof) for a comparative analysis of Automotive cost of sales which discloses the effect of both changes in volume and mix, as well as other factors, such as changes in restructuring charges and the effects of changes in foreign currency exchange rates.

The Company continues to believe that an expansion of the disclosures within Management’s Discussion and Analysis in a manner inconsistent with the way in which management views the business would not provide additional meaningful disclosures to potential investors. Specifically, the Company believes that investors should focus on the Company’s business through the eyes of management. The Company continues to believe that the current disclosures achieve that goal.

Liquidity and Capital Resources

Automotive

Available Liquidity, page 98

Comment:

5.	We note from your disclosure in Note 23 that you have material assets that you consider permanently reinvested overseas. In this regard, it appears there may be amounts recorded in your financial statements, and included in your discussion of liquidity, for which there are material tax-driven restrictions on the free flow of funds from foreign subsidiaries. If so, please add a discussion of such assets. This discussion should include the potential charges that may be incurred if such amounts were repatriated.

Response:

The Company respectfully advises the Staff that $4.7 billion of the $6.9 billion of permanently reinvested amounts is not recorded as liquid assets on the balance sheet as of December 31, 2010, as it is derived from the Company’s investments in non-consolidated joint ventures which were adjusted to their fair value as a result of fresh-start reporting. As such, the cash, marketable securities and lines of credit of these joint ventures are not included in the Company’s total reported liquidity.

The remaining $2.2 billion is primarily composed of earnings subject to excessive additional taxes on distributions, such as earnings generated in Mexico. Although this liquidity is permanently reinvested, the Company has taken and will continue to take steps to utilize this liquidity globally, as needed, on a less than permanent basis via inter-company loans and other cash pooling initiatives. The Company continues to believe that these amounts are appropriately included in total available liquidity. Because these earnings are effectively available for use by the Company, we do not believe disclosure of the potential charges that would be incurred if such amounts were repatriated is meaningful to our liquidity discussion.

David R. Humphrey

April 19, 2011

In response to the Staff’s comment, the Company proposes to revise disclosures in future filings which contain a discussion of Liquidity and Capital Resources by adding the following:

A portion of our total liquidity includes amounts deemed permanently reinvested in our foreign subsidiaries. Such amounts are available for global operations through methods such as inter-company loans.

Credit Facilities, page 104

Comment:

6.	In light of your new $5 billion Secured revolving credit facility, please revise the second sentence of this section as it appears your credit facilities are no longer typically held at the subsidiary level, nor are they geographically dispersed across all regions.

Response:

In response to the Staff’s comment, the Company proposes to revise disclosures in future filings which contain a discussion of Liquidity and Capital Resources:

Replace

These credit facilities are typically held at the subsidiary level and are geographically dispersed across all regions.

With

Our primary borrowing capacity under these credit facilities comes from our $5 billion secured revolving credit facility. The balance of our credit facilities is geographically dispersed across all regions.

Consolidated Financial Statements

Note 5. Acquisition and Disposal of Business, page 185

Note 28. Interest Income and Other Non-Operating, net, page 283

Comment:

7.	We note that, in the fourth quarter of 2010, you recorded amounts related to the Nexteer and GM Strasbourg transactions within Other non-operating income. Please tell us why you believe that classification of these items as non-operating is appropriate.

David R. Humphrey

April 19, 2011

Response:

The Company respectfully advises the Staff that the gain on the sale of Nexteer of $60 million and the gain on the acquisition of GM Strasbourg of $66 million relate to a gain on the disposal of a business and a bargain purchase gain associated with the acquisition of a business, respectively. Paragraph 86 of Statement of Financial Accounting Concepts No. 6, “Elements of Financial Statements,” indicates that “Gains and losses may also be described or classified as “operating” or “nonoperating,” depending on their relation to an entity’s major ongoing or central operations.” As such, gains and losses may be classified as operating or nonoperating depending on their relation to an entity’s major ongoing or central operations. The Company does not consider gains resulting from the disposition of a business or a bargain purchase gain to represent ongoing activities central to the Company’s operations. Furthermore, given the unique nature of a bargain purchase gain, the Company does not believe recording the bargain purchase gain as operating income to be representationally faithful. As such, the Company classified these amounts within Other non-operating income.

The Company is aware that diversity in practice exists with regard to the classification of gains or losses on the disposal of businesses. Jane B. Adams, Deputy Chief Accountant, indicated the following at the 1999 Twenty-Seventh Annual National Conference on Current SEC Developments (internal citations omitted):

The staff also is aware of diversity in practice regarding the classification of gains and losses on the disposition of businesses: apparently some are classifying these as operating income and others as nonoperating income. There also are issues regarding the classification within operating income of gains and losses from the disposition of assets. Until the diversity in classification is addressed, the staff has been requesting that gains or losses arising from disposition of businesses that are classified in operating income as well as from dispositions of long-lived assets be reported as a component of “other general expenses” pursuant to Regulation S-X, Article 5-03 (b) (6) with any material item stated separately.

The Company is not aware that the diversity in practice has been addressed, and, as indicated above, believes that gains resulting from dispositions of businesses and gains from a bargain purchase stemming from the acquisition of businesses are most appropriately presented as nonoperating because such activities are not central to the Company’s ongoing operations. The Company has consistently applied its classification policy with respect to gains and losses on dispositions of businesses.

We also note that two national accounting firms have published guidance with respect to the classification of gains and losses from business dispositions. Q&A 360-10-45 Number 10 in the Deloitte & Touche LLP accounting research manual states, in part:

Regarding the presentation of gains and losses from the sale of businesses that do not meet the criteria for presentation as discontinued operations, practice is diverse. Some entities apply a policy under which such gains and losses are presented as a component of income from operations (in a manner consistent with the presentation of gains and losses on the disposal of other long-lived assets), while other entities apply a policy under which such gains and losses are classified as nonoperating gains and losses. An entity should disclose its policy and apply it consistently to both gains and losses.

David R. Humphrey

April 19, 2011

Section 4220.61 of the PricewaterhouseCoopers LLP SEC Volume states, in part:

In a “one-step” income statement format, gains or losses from the sale of businesses that do not qualify as a discontinued operation under GAAP should be reported as “other general expenses” pursuant to Rule 5-03(6) of Regulation S-X. Any material item should be stated separately. In a “two-step” income statement format, the SEC staff would not object to classification of such gains or losses within operations, but believes it is also reasonable to report such items as nonoperating gains or losses.

With respect to the presentation of the bargain purchase gain that arose upon acquisition of GM Strasbourg, the Company notes that, prior to the issuance of Statement 141(R) (now ASC 805), any gain resulting from a bargain purchase was required to be presented as an extraordinary item. That presentation requirement was removed by Statement 141(R). In Statement 141(R), the FASB did not provide guidance as to whether such a gain should be presented as an operating gain or a nonoperating gain, but did provide an explicit requirement to disclose the classification of any bargain purchase gain. As discussed above, based on the nature of this item, the Company concluded that presentation of the gain as a nonoperating item was most appropriate, and provided the required disclosure.

General

Finally, we acknowledge:

—	We are responsible for the adequacy and accuracy of the disclosure that we made in the Form 10-K;

—	Comments from the SEC Staff or changes to our disclosure in filings with the SEC in response to those comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

—	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (313) 667-3434 if you or your staff has any additional questions or concerns you would like to discuss related to this letter or any of our filings.

Sincerely,

/s/ Nick S. Cyprus
Nick S. Cyprus
Vice President, Controller and Chief Accounting Officer